UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File No. 0-23857

FORM 10-QSB
_______
For Period Ended: June 30, 2002



PART I - REGISTRANT INFORMATION

BRE Consulting Group, Inc.
--------------------------------
Full Name of Registrant

Zirconium Capital Corp.
-------------------------
Former Name if Applicable

301 East Ocean Blvd. Suite 640
-------------------------------------
Address of Principal Executive Office
(Street and Number)

Lon Beach, California 90802
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K,
Form N-SAR, or portion thereof, will be filed on
or before the fifteenth calendar day following the
prescribed due date; or the subject quarterly report
of transition report on Form 10-Q, or portion thereof
will be filed on or before the fifth calendar day
following the prescribed due date   [X]  ; and

(c) The accountant's statement or other exhibit required by Rule 12b- 25 has been attached if applicable.

PART III - NARRATIVE

         State below, in reasonable detail, the
reasons why Form 10-K and form 10-QSB, 20-F, 1-K,
10-Q, and Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The financial statements for the quarter ended
June 30, 2002 of BRE Consulting Group, Inc. are not yet completed and cannot be completed by the required filing date without unreasonable cost and effort.


Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

Jeffrey Conrad             (562) 983-0660

         (2) Have all other periodic reports
required under section 13 or 15(d) of the Securities
Exchange Act of 1934 or section 30 of the Investment
Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                Yes

         (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be effected by the earnings statements to be included in the subject report or portion thereof?

                No

     BRE Consulting Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Dated: August 15, 2002



BRE Consulting Group, INC.

/s/ Jeffrey Conrad

 ____________________
Jeffrey Conrad
CFO